Consolidated Earnings for First Quarter of Fiscal Year Ending March 31, 2007

July 28, 2006

Corporate Name: Unicharm Corporation ("Unicharm" or the "Company")
Code Number: 8113 Listing: First Section, Tokyo Stock Exchange
(URL http://www.unicharm.co.jp/)
Chief Corporate Representative: Takahisa Takahara, President & Chief Executive Officer
Contact: Atsushi Iwata, Executive Officer & General Manager of Accounting Division
Telephone Number: +81-3-3447-5111

1. Matters related to the preparation of quarterly financial information, etc.
(1) Simplified accounting is not in effect.
(2) There were no changes in consolidated accounting methods from the latest full fiscal year.
(3) There were changes in scope of consolidation and equity method application. (Details are described later in Additional Information)

2. Consolidated business results for the first quarter ended June 30, 2006 (April 1 – June 30, 2006)
(1) Consolidated business results

(Note) Amounts less than one million yen have been omitted.

	Net Sales		Operating Income		Ordinary Income		Net Income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
1stQ FY 2006	69,490	11.7	5,235	(3.1)	5,162	(8.5)	2,721	1.1
1stQ FY 2005	62,201	3.2	5,402	(33.1)	5,642	(31.2)	2,692	(34.6)
Year ended March 31, 2006	270,380		28,531		28,781		15,287	

	Net Income per Share - basic	Net Income per Share - diluted
	yen	yen
1stQ FY 2006	41.63	41.48
1stQ FY 2005	40.50	40.15
Year ended March 31, 2006	229.34	229.00

(Notes) Percentage changes in net sales, operating income, etc. represent YOY increases (decreases).

(2) Consolidated capitalization status

	Total Assets	Shareholder's Equity	Shareholder's Equity Ratio	Shareholder's Equity per Share
	Millions of yen	Millions of yen	%	yen
1stQ FY 2006	249,332	166,756	61.0	2,328.07
1stQ FY 2005	219,462	140,439	64.0	2,112.67
Year ended March 31, 2006	250,355	151,182	60.4	2,309.59

Consolidated cash flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Balance of Cash equivalents as of the End of the period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
1stQ FY 2006	3,525	(2,470)	(2,329)	66,372
1stQ FY 2005	7,779	(7,342)	(412)	56,848
Year ended March 31, 2006	36,888	(20,251)	(6,217)	67,649

Reference: Projected consolidated business results for FY 2006 (April 1, 2006 - March 31, 2007)

	Net Sales	Ordinary Income	Projected Net Income
	Millions of yen	Millions of yen	Millions of yen
Interim period	140,000	12,400	6,300
Full fiscal year	295,000	30,000	16,000

(Ref.) Projected net income per share ¥244.76

- The foregoing projected results include forecasts based on premises, prospects and plans pertaining to the future (as of the date of release). Actual results may differ materially from the projected figures presented herein due to actual market conditions, foreign exchange fluctuation risks and [redacted]

**ANSLATION HAS BEEN PREPARED SOLELY FOR THE
NON-JAPANESE SPEAKING SHAREHOLDERS OF
ORATION. NO ASSURANCES CAN BE GIVEN AS TO ITS
OMPLETENESS.**

Summary of consolidated business results and financial standing

With respect to domestic business during the first quarter under review (from April 1 to June 30, 2006), Unicharm, as a market leader, worked on recovering earnings by revitalizing the market through the release of products designed to create new demand and high value-added products in the personal and pet care businesses, in an effort designed to shift the focus of competition from price to value. In the overseas business, Unicharm successfully increased sales by ¥7.3 billion (up 46.6% YOY) by expanding into other business areas in South Korea and the Middle East in addition to China, where the market is growing remarkably, and members of the Association of Southeast Asian Nations (ASEAN), including Thailand, Indonesia, etc. As a result, consolidated net sales increased ¥7.2 billion from the same period in the previous year to ¥69.4 billion (up 11.7% YOY). Consolidated operating income decreased ¥100 million to ¥5.2 billion (down 3.1% YOY). This was caused by such factors as soaring raw materials prices. Consolidated ordinary income fell by ¥400 million to ¥5.1 billion (down 8.5% YOY), while consolidated net income was up ¥29 million to ¥2.7 billion (up 1.1% YOY).

Summary of business results by segment

1) Personal Care Business

- **Baby and Child Care Business**

As a market leader in baby diapers, Unicharm released ***Moony Man Ase Sukkiri*** as a special version of its high value-added pants-type ***Moony Man*** diaper brand for the summer season only, in an effort designed to revitalize the market and increase earnings. The Company aimed to improve profitability by launching premium products that target the intensified need for skin care among consumers in summer.

In the overseas markets, Unicharm increased sales steadily in China by rolling out proactive sales and marketing initiatives for the premium-type ***Mamy Poko*** product. The Company also increased sales considerably in other Asian countries where it has a business presence, including Taiwan, Thailand and Indonesia. Unicharm introduced "***Mamy Poko Pants***" in South Korea in May, fully making inroads into the South Korean baby diaper market. In the Middle East, where the Company turned a Saudi Arabian corporation into a subsidiary last year, Unicharm increased sales of baby diapers by aggressively enhancing sales.

- **Feminine Care Business**

With the target population for feminine care products declining slightly in Japan, Unicharm strived to revitalize this market by proactively proposing high value-added products.

In the category of sanitary napkins, the Company released ***Night-time-use for Extremely Heavy Flow*** from the ***Sofy Body Fit Fuwa Pita Slim*** series. The Company has also worked on fostering the high value-added growth segment and expanding its market share by launching ***Super-Sound Sleep 400*** from the ***Sofy*** series.

Unicharm obtained the sanitary products business from the Shiseido group and started manufacturing and

marketing the "***Center-In***" brand in June 2006. The Company further increased sales and profits by enhancing sales of the "***Center-In***" brand, whose image conjures a distinctive sense of "feeling," to consumers who attach importance to good taste and design.

In addition to making further innovations in all types of sanitary tampons, Unicharm radically reformed the sanitary tampons information on its home page in preparation for the high-demand summer season, including the opening of a reborn ***Charm*** Web site. The Company also launched a new television commercial for the first time in ten years to popularize sanitary tampons, by choosing Masami Tanaka, a former swimmer and an Olympic bronze medal winner, to be the commercial face of ***Charm*** sanitary tampons. Turning to the overseas markets, in a bid to speed up its operations in East Asia and ASEAN countries, Unicharm strived to accelerate the expansion of the market and increase market penetration of the ***Sofy*** brand by developing proactive sales and marketing initiatives mainly for high value-added night-use napkins. The Company also increased sales of panty liners by emphasizing the distinctiveness as a product of ***Sofy Double Fresh***, a double-tiered panty liner. In South Korea, Unicharm boosted sales by introducing new night-use products and airing TV commercials.

- **Health Care Business**

The light incontinence care product market in Japan is growing 20% annually due to the rapid aging population. The market is projected to grow further owing to the aging baby boomer generation in Japan, or the so-called Year 2007 Problem. Against this backdrop, Unicharm, as a top manufacturer of light incontinence care products, released ***Lifree Sono Shunkan mo Anshin***, which is suitable for symptoms peculiar to impending incontinence. To maintain a high growth rate, the Company strived to improve the quality of nursing by in-store installation of the "New Care Navigation System," which enables users to accurately choose products that are optimally suited to the symptoms of people who require nursing care, and by providing information on incontinence care based on its wealth of know-how regarding incontinence care.

In the category of business-use products, Unicharm focused on acquiring new customers by proposing original incontinence care models. In the "***Iki-Iki Life***" direct-sales business, the Company strived to obtain new customers and boost sales by increasing the number of points of contact with customers via the Internet.

In the overseas markets, Unicharm accelerated the development of the ***Lifree*** brand in Taiwan and Thailand and achieved steady growth in those countries. In addition, the Company successfully increased sales of pants-type paper diapers in other regions, mainly in Europe.

- **Clean & Fresh Business**

In the clean & fresh business, in which Unicharm strives to provide household cleanliness, relief and freshness to its customers via products developed with its core technologies in non-woven fabric and absorbent materials, the Company enhanced sales by focusing on the ***Wave*** sheet cleaner, aimed at introducing new cleaning practices in an effort to expand the market. Prior to the spring excursion season, Unicharm also released ***Silcot Wet Tissues Handy Wet Antibacterial*** from the ***Silcot Wet Tissues*** brand,

which can be used even by children to eliminate bacteria in a safe yet gentle manner.

In the overseas market, the period under review saw brisk sales of Swiffer Dusters, which is marketed by Procter & Gamble Co. in North America and Europe using the sheet technology of the ***Wave*** sheet cleaner supplied by Unicharm, which helped to boost the Company's royalty revenues.

2) Pet Care Business

Amid a rapidly aging society and a falling birthrate, consumers have been placing increasing interest in their pets. As a result, expectations for the pet care market have grown enormously.

Given this market environment, and based on its business philosophy of "providing pets with a healthy, clean and comfortable life," Unicharm has developed its pet care business by focusing on pet foods and pet toiletries, with the hope of helping pets live longer in good health and in a clean living environment.

In the pet food category, the Company provides products developed by pursuing a carefully thought out nutritional balance for the health of pets and also paying attention to tasty products. Unicharm has worked on increasing sales by enhancing the lineup of the ***Neko Genki Gin no Spoon*** series, which is enjoying overwhelming popularity in the market of pet food for cats, by introducing ***Neko Genki Gin no Spoon Sea Gourmet***, which has an improved taste.

In the pet toiletries category, Unicharm offers products specializing mainly in indoor disposal of cat waste to help pets live cleanly and comfortably. The Company has worked on further expansion of sales by launching ***Odorless Cat Litter***, exclusively for deodorizing cat waste, and ***Deo Sheet Semi Wide*** for dogs, which is suited to the different body builds of various small dog breeds to satisfy needs for pet sheets with "no-leaks and no-stain" features.

As a result, both sales and profit continued to grow steadily.

3) Other Businesses

In the segment of business-use products utilizing its technologies in non-woven fabric and absorbent materials, Unicharm enhanced the market penetration of ***Fresh Master***, a food-wrapping material for business use, to supermarkets and strengthened its sales to restaurants, mainly in the food-wrapping materials business catering to supermarkets and other foods-related outlets.

Qualitative information, etc. about fluctuations in (consolidated) financial standing

Total assets of the Company decreased by ¥1 billion from the end of the previous period to ¥249.3 billion, while net assets increased by ¥15.5 billion (including minority interests of ¥14.5 billion from the first quarter of the fiscal year under review) to ¥166.7 billion. As a result, the ratio of shareholders' equity to total assets increased to 61.0% at the end of the period under review from 60.4% at the end of the previous period.

The above fluctuations were mainly attributable to changes in current assets, such as an aggregate decrease of ¥3 billion in cash and deposits combined with notes and accounts receivable, and a decrease of ¥1.6 billion in marketable securities. In addition, there were changes in fixed assets, such as a combined

increase of ¥500 million in buildings and other structures and machinery, and equipment and vehicles, and an increase of ¥1.1 billion in construction in progress.

Net cash from operating activities during the first quarter under review amounted to ¥3.5 billion, which mainly consisted of ¥5 billion in income before income taxes and other adjustments, ¥3 billion in depreciation expenses, an increase of ¥2 billion in cash resulting from fluctuations in current assets and liabilities, and ¥6.3 billion used to pay corporate income tax and other charges.

Net cash of ¥2.4 billion was used in investing activities. Expenditure for the acquisition of fixed assets stood at ¥4.6 billion, while proceeds from trading of marketable securities amounted to ¥2.5 billion.

Net cash used in financing activities was ¥2.3 billion. Expenditure due to a decrease in short-term borrowings was ¥1.3 billion, with payment of dividends totaling ¥800 million.

As a result, the balance of cash and cash equivalents at the end of the first quarter of the fiscal year under review fell ¥1.2 billion from the end of the previous period to ¥66.3 billion.

Qualitative information, etc. about earnings projections

The Company's interim and full-year forecasts are unchanged from the initial forecast (announced on April 28, 2006).

(Additional Information)

Summary of Consolidated Balance Sheets for First Quarter ended June 30, 2006

(Millions of yen)

Item \ Period	1stQ FY 2006 (as of June 30, 2006)		1stQ FY 2005 (as of June 30, 2005)		Previous Consolidated Fiscal Year (as of March 31, 2006)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
Assets		%		%		%
I Current assets	133,638	53.6	108,380	49.4	134,983	53.9
II Fixed assets	115,693	46.4	111,082	50.6	115,371	46.1
1. Tangible fixed assets	78,958	31.7	72,297	32.9	77,110	30.8
2. Intangible fixed assets	4,307	1.7	2,195	1.0	4,265	1.7
3. Investments and other assets	32,428	13.0	36,588	16.7	33,994	13.6
Total Assets	249,332	100.0	219,462	100.0	250,355	100.0
Liabilities						
I Current liabilities	70,236	28.2	60,228	27.4	72,645	29.0
II Long-term liabilities	12,339	4.9	9,129	4.2	12,223	4.9
Total liabilities	82,576	33.1	69,358	31.6	84,868	33.9
Minority interests	-	-	9,665	4.4	14,304	5.7
Shareholders' equity						
Total shareholders' equity	-	-	140,439	64.0	151,182	60.4
Total liabilities, minority interests and shareholders' equity	-	-	219,462	100.0	250,355	100.0
Net Assets						
I Shareholders' equity	147,111	59.0	-	-	-	-
II Net unrealized gains/translation adjustment	5,074	2.0	-	-	-	-
III Minority interests	14,570	5.9	-	-	-	-
Total net assets	166,756	66.9	-	-	-	-
Total liabilities and net assets	249,332	10.0	-	-	-	-

Summary of Consolidated Statement of Income for First Quarter ended June 30, 2006

(Millions of yen)

Item \ Period	1stQ FY 2006 (April 1 to June 30, 2006)		1stQ FY 2005 (April 1 to June 30, 2005)		Previous Consolidated Fiscal Year (April 1, 2005 to March 31, 2006)	
	Amount	Percentage	Amount	Percentage	Amount	Percentage
		%		%		%
I Net sales	69,490	100.0	62,201	100.0	270,380	100.0
II Cost of sales	40,288	58.0	35,642	57.3	153,264	56.7
Gross profit	29,202	42.0	26,558	42.7	117,116	43.3
III Selling, general and administrative expenses	23,966	34.5	21,156	34.0	88,584	32.7
Operating income	5,235	7.5	5,402	8.7	28,531	10.6
IV Non-operating income	401	0.6	501	0.8	1,746	0.6
V Non-operating expenses	474	0.7	261	0.4	1,496	0.6
Ordinary income	5,162	7.4	5,642	9.1	28,781	10.6
VI Extraordinary profit	5	0.0	79	0.1	1,504	0.6
VII Extraordinary loss	135	0.2	115	0.2	1,719	0.6
Income before taxes and other adjustments	5,032	7.2	5,605	9.0	28,566	10.6
Corporate income tax, etc.	1,924	2.8	2,439	3.9	11,465	4.2
Minority interests in net income	386	0.5	474	0.8	1,813	0.7
Net income	2,721	3.9	2,692	4.3	15,287	5.7

Summary of Consolidated Statement of Cash Flows for First Quarter ended June 30, 2006

(Millions of Yen)

Item \ Period	1stQ FY 2006 (April 1 to June 30, 2006)	1stQ FY 2005 (April 1 to June 30, 2005)	Previous Consolidated Fiscal Year (April 1, 2005 to March 31, 2006)
	Amount	Amount	Amount
I Cash flows from operating activities	3,525	7,779	36,888
II Cash flows from investing activities	(2,470)	(7,342)	(20,251)
III Cash flows from financing activities	(2,329)	(412)	(6,217)
IV Currency translation effect on cash and cash equivalents	(0)	93	499
V Increase (decrease) in cash and cash equivalents	(1,276)	117	10,918
VI Amount of cash and cash equivalents outstanding at beginning of period	67,649	56,359	56,359
VII Increase (decrease) in cash and cash equivalents for change in fiscal period of consolidated subsidiaries	-	371	371
VIII Amount of cash and cash equivalents outstanding at end of period	66,372	56,848	67,649

Matters related to preparation of quarterly financial information, etc.

Changes in the scope of consolidation and application of the equity method

Number of companies newly consolidated: 1

Number of companies excluded from scope of consolidation: 0

Number of companies to which equity method is newly applied: 0

Number of companies excluded from scope of application of equity method: 0

Unicharm Products Co., Ltd., a consolidated subsidiary, acquired shares in Mieux Products Co., Ltd. making it a consolidated subsidiary from the first quarter under review.